Fax

Direct Line. 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 11.03.2008

From: Liberty International PLC

Headline: Director/PDMR Shareholding

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Director/PDMR Shareholding

Liberty International PLC ("the Company")

DIRECTORS' AND PDMRs' SHAREHOLDINGS

A) AWARDS UNDER THE ANNUAL BONUS SCHEME AND THE SHARE INCENTIVE PLAN ("SIP")

Under Liberty International PLC's annual bonus scheme arrangements, conditional awards of Liberty International ordinary shares are made to certain employees including Executive Directors and PDMRs. The awards comprise Restricted shares and Additional shares. These shares will be released two and four years respectively after the date of the award, provided the individual Director or PDMR has remained in service. The Company also operates a Share Incentive Plan ("SIP") for all eligible employees, including Executive Directors and PDMRs, who may receive up to £3,000 worth of Liberty International ordinary shares as part of their bonus arrangements. The share awards under Liberty International's annual bonus scheme arrangements and the SIP made on 1 March 2008 to Executive Directors and PDMRs in respect of the year ended 31 December 2007 were as follows:

	Restricted	Additional	SIP
Directors:			
David Fischel	53,461	26,882	302
Aidan Smith	-	-	302
Kay Chaldecott	20,061	10,181	302
Richard Cable	4,765	2,534	302
Ian Hawksworth	26,580	13,441	302
PDMRs:			
Bill Black	1,422	862	302
Martin Ellis	7,121	3,711	302
Caroline Kirby	7,121	3,711	302
Gary Marcuccilli	3,310	1,806	302
Trevor Pereira	1,513	907	302
Gary Yardley	11,197	5,749	302
Susan Folger	4,063	2,182	302
Hugh Ford	8,838	4,570	302

B) VESTING OF AWARDS OF EXECUTIVE DIRECTORS AND PDMRs UNDER THE ANNUAL BONUS SCHEME

Additionally, on 3 March 2008, the awards of Restricted and Additional shares made under Liberty International PLC's annual bonus scheme arrangements in 2006 and 2004 were released. The release of these shares triggers an income tax and national insurance liability which is generally met by selling a proportion of the shares vested. The resulting changes to Executive Directors' and PDMRs' interests in Liberty International PLC shares are set out below:

Directors:

Name	Shares Vested	Shares Sold	Shares Retained & % of issued class		Total Holding & % of issued class	
David Fischel	22,352	9,165	13,187	0.0036%	375,476	0.104%
Aidan Smith	10,678	10,678	0	0%	147,716	0.041%
Kay Chaldecott	7,432	3,048	4,384	0.0012%	48,621	0.013%
Richard Cable	6,835	2,803	4,032	0.0011%	26,464	0.007%

PDMRs:

Name	Shares Vested	Shares Sold	Shares Retained & % of issued class		Total Holding & % of issued class	
Bill Black	3,559	1,460	2,099	0.0006%	109,953	0.030%
Martin Ellis	3,630	1,489	2,141	0.0006%	3,980	0.001%
Susan Folger	3,330	3,330	0	0%	1,007	0.0003%
Hugh Ford	3,178	1,303	1,875	0.0005%	2,824	0.0008%
Caroline Kirby	3,200	1,312	1,888	0.0005%	10,172	0.003%
Gary Marcuccilli	4,047	1,660	2,387	0.0007%	16,988	0.005%

Susan Folger
Company Secretary
11 March 2008

020 7887 7073

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Fax

RECEIVED
2008 MAR 17 A 7:21
CORPORATE

Direct Line. 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 12.03.2008

From: Liberty International PLC

Headline: Director/PDMR Shareholding

SUPPL

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

LIBERTY INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

NOTIFICATION IN ACCORDANCE WITH (i)

3. Name of person discharging managerial responsibilities I director

MR AIDAN CHRISTOPHER SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

DIRECTOR NAMED IN 3 AND CONNECTED PERSON - MRS SUSAN PATRICIA SMITH

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest1

BENEFICIAL INTEREST OF DIRECTOR NAMED IN 3 AND MRS SUSAN PATRICIA SMITH

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 50P

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR AIDAN CHRISTOPHER SMITH - NIL
MRS SUSAN PATRICIA SMITH - 141,286

8. State the nature of the transaction

SALE OF SHARES BY AIDAN CHRISTOPHER SMITH AND SUBSEQUENT PURCHASE OF SHARES BY WIFE, MRS SUSAN PATRICIA SMITH

9. Number of shares, debentures or financial instruments relating to shares acquired

i) MRS SUSAN PATRICIA SMITH - 99,668 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

i) 0.028%

11. Number of shares,

12. Percentage of issued class disposed

debentures or financial instruments relating to shares disposed

ii) MR AIDAN CHRISTOPHER SMITH - 99,668 SHARES

(treasury shares of that class should not be taken into account when calculating percentage)

ii) 0.028%

13. Price per share or value of transaction

i) 10,015p
ii) 10,015p

14. Date and place of transaction

6 MARCH 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

147,716 (0.041%)

16. Date issuer informed of transaction

11 MARCH 2008

17. Any additional information

NO NET CHANGE IN TOTAL INTERESTS

18. Name of contact and telephone number for queries

RUTH PAVEY
020 7887 7108

Name and signature of duly authorised officer of issuer responsible for making notification

RUTH PAVEY

Date of notification

12 MARCH 2008

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END